Exhibit 3.3


                           AMENDMENT TO ARTICLE XV OF THE BYLAWS


           RESOLVED, that the first paragraph of Article XV of the Company's bylaws be amended as follows:

               "The chairman of the board shall be the chief executive officer of the Corporation and shall have general charge and supervision of the business of the Corporation, and shall preside at all meetings of the stockholders and of the board of directors at which he is present, except as otherwise voted by the board of directors."

          RESOLVED, that the second paragraph of Article XV of the Company's bylaws be amended as follows:

               "The President shall have such duties and powers as shall be designated from time to time by the board of directors. In the absence of the chairman of the board, the president shall preside at all meetings of the stockholders and of the board of directors at which he is present, except as otherwise voted by the board of directors."